UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Gu Yunfeng Shanghai Phicomm Communication Co. Ltd. 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China 011-86-21-31183118	Jin Wei Talent Transmission Limited. Ajeltake Road Ajeltake Island Majuro Marshall Islands MH96960

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications)

May 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

IN
2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.,
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

CO

3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

CO
4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

CO

5

CUSIP No. 918076100

1.	Names of Reporting Persons.
Talent Transmission Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
89,063
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
89,063
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

89,063

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.2%
14.	Type of Reporting Person

CO
6

CUSIP No. 918076100

1.	Names of Reporting Persons.
JIN WEI
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
89,063
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
89,063
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

89,063

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.2%
14.	Type of Reporting Person

IN
7

The Statement on Schedule 13D filed December 14, 2015 (the “Statement”) filed by Mr. Gu Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho” or “Acquirer” and, together with Gu Guoping, Phicomm and Phicomm HK, the “Phicomm Group” ) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund”) relating to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed December 22, 2015 by the Phicomm Group and the Fund, by Amendment No. 2 thereto filed January 19, 2016 solely by the Phicomm Group, by Amendment No. 3 thereto filed May 5, 2016 by the Phicomm Group and the Fund, by Amendment No. 4 thereto filed July 6, 2016 by the Phicomm Group, by Amendment No. 5 thereto filed September 7, 2016 by the Phicomm group, and by Amendment No. 6 thereto filed November 8, 2016 by the Phicomm group, is hereby further amended with respect to the items set forth below in this Amendment No. 7. The members of the Phicomm Group, together with Talent Transmission Limited, a Marshall Islands company described in Item 2 below and Mr. Jin Wei, for whom information is also provided in Item 2 below, are sometimes referred to individually as a Filing Person and collectively as the “Filing Persons.” Otherwise, capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background

The table in Item 2 of the Statement as originally filed on December 14, 2015, setting forth the names, addresses, present principal occupation or employment (including their positions with or other relationships to Phicomm), and the name and address of their principal employer, of the directors, executive officers and controlling persons of Phicomm, is hereby amended and restated in its entirety as set forth below. Each of the persons listed in the table below is a citizen of the People’s Republic of China. Phicomm is the principal employer of each of the persons listed in the table. Phicomm’s address is 3666 Sixian Road, Songjiang District, Shanghai, People’s Republic of China. For a brief description of the business of Phicomm, see Item 2 of the Statement as originally filed on December 14, 2015.

Name	Residence or Business Address	Principal Occupation or Employment
Li Xuemin	3666 Sixian Road Songjiang District, Shanghai People’s Republic of China	Director and Chairman of Phicomm
Gu Yunfeng	3666 Sixian Road Songjiang District, Shanghai People’s Republic of China	Director and Vice Chairman of Phicomm
Pan Daming	3666 Sixian Road Songjiang District, Shanghai People’s Republic of China	Director of Phicomm
Lin Tao	10 floor, No. 555 Rongmei Road, Songjiang District, Shanghai People’s Republic of China	Director of Phicomm
8

Gu Jiong	3666 Sixian Road Songjiang District, Shanghai People’s Republic of China	Director of Phicomm
Tang Ning	3666 Sixian Road Songjiang District, Shanghai People’s Republic of China	Director of Phicomm
Xu Jinxian	7 floor, 90 Building Daye Area of Guang Fu Lin Road Songjiang District, Shanghai People’s Republic of China	Independent Non-executive Director of Phicomm
Zheng Qihua	Room 3, Lane 166 Hanghe Road Pudong District, Shanghai People’s Republic of China	Independent Non-executive Director of Phicomm
Shi Junming	Room 303, No. 36 Lane 370 Xinhuang Road Changning District, Shanghai People’s Republic of China	Independent Non-executive Director of Phicomm

During the last five years no member of the Phicomm Group and, to their knowledge, none of the respective directors or officers of any member of the Phicomm Group, has been convicted in a criminal proceeding (excluding, in each case, traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

9

In addition, commencing with this Amendment No. 7, Talent Transmission Limited (“TTL”) and Mr. Jin Wei are included as “Filing Persons” in this Schedule 13D. TTL is a corporation organized under the laws of the Marshall Islands. TTL was incorporated in 2013 for the purpose of investing in securities, but has not conducted any business to date, other than its purchase of Ordinary Shares described in Item 5 below. TTL’s registered office is located c/o Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands. The sole shareholder and sole director of TTL is Mr. Jin Wei.

Mr. Jin Wei is an individual and a resident and citizen of the People’s Republic of China. His residence address is Room 407, Matang Village, Xin Qiao Town, Songjiang District, Shanghai, China. Mr. Jin Wei’s present principal occupation or employment is as a private investor.

During the last five years neither TTL or Mr. Jin Wei has been convicted in a criminal proceeding (excluding, in each case, traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Subject to the limitation set forth in the last paragraph of Item 5 below, the Phicomm Group, TTL and Mr. Jin Wei may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

Phicomm

For information regarding the source and amount of funds used by The Smart Soho to purchase the Ordinary Shares beneficially owned by the Phicomm Group, please see the Schedule 13D, as previously amended.

As described in Item 4, in connection with its opposition to the privatization proposal made to the Issuer by the Consortium Participants identified in Item 4, Phicomm may acquire additional Ordinary Shares. Although Phicomm and TTL have agreed to cooperate with each other for such purpose, Phicomm presently does not have any specific plans or proposals regarding any such additional share acquisitions. Phicomm presently expects that should it purchase additional Ordinary Shares, it will obtain the funds necessary to do so from its working capital and/or funds to be acquired under credit facilities that Phicomm would obtain from one or more banks or other financial institutions. However, Phicomm does not presently have any commitments or other arrangements or understandings to obtain any such credit facilities.

TTL

The aggregate purchase price for the 89,063 Ordinary Shares beneficially owned by TTL was $189,999. TTL acquired the funds used to purchase the Ordinary Shares it holds from capital contributions made by Mr. Jin Wei, who used his personal funds to make such contributions. TTL expects that if it purchases additional Ordinary Shares, it will also acquire the funds required to make any such additional purchases from further capital contributions by Mr. Jin Wei.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

In Amendment No. 6 to their Schedule 13D, the Phicomm Group stated that after having acquired approximately 13.7% of the Issuer’s Ordinary Shares, Phicomm expected to be a significant and active shareholder of the Issuer and intended to hold discussions with the Issuer regarding possible areas for future cooperation, with the ultimate goal of improving the Issuer’s business and financial performance. The Phicomm Group noted in Amendment No. 6 that such discussions could include any matters which Phicomm believes could be relevant to preserving and increasing the value of its investment in the Issuer’s Ordinary Shares and increasing shareholder value generally.

10

On March 31, 2017, the Issuer announced that it had received a non-binding proposal letter from Shah Capital Opportunity Fund LP, Himanshu H. Shah (together with Shah Capital Opportunity Fund LP, the “Shah Parties”), Hong Liang Lu and his affiliates (the “Lu Parties”) and Tenling Ti (“Mr. Ti” and, collectively with the Shah Parties and the Lu Parties, the “Consortium Members”), to acquire all of the outstanding Ordinary Shares of the Company not owned by the Consortium Members for US$2.15 in cash per Ordinary Share in a “going private” transaction. In addition to stating explicitly that their proposal was non-binding, the proposal letter from the Consortium Members to the Company stated that any transaction between the Consortium Members and the Company would be subject to execution of the definitive agreements containing typical, customary and appropriate terms and conditions for transactions such as this type. The Issuer’s announcement also stated that its board of directors had formed a special committee consisting of two independent and disinterested directors, to consider the proposal from the Consortium Members. The announcement noted that the board had just received the proposal letter and that neither the board nor the Special Committee had then had an opportunity to review and evaluate the proposal or make any decision with respect to the Issuer’s response to the proposal. The Issuer also cautioned that there can be no assurance that the Consortium Members will make a definitive offer, that the parties will execute any definitive agreement relating to the proposed transaction, or that the proposal or any other transaction will be approved or consummated. On April 21, 2017, the Issuer reported that the Special Committee of the Issuer’s board had engaged Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor and Kirkland & Ellis as its legal counsel. Since that date, it appears that neither the Issuer nor the Consortium Members have published any information regarding the proposal.

The Filing Persons likewise cannot predict the ultimate outcome of the Consortium Members’ non-binding proposal or whether the Issuer will ultimately consummate a going private transaction with the Consortium Members or any other person or persons. However, regardless of the caveats contained in the Issuer’s announcement regarding the proposal, the Filing Persons believe (and had previously privately informed the Consortium Members prior to their delivery of their proposal to the Issuer) that shareholder value can best be preserved and increased for all shareholders if the Issuer continues as a publicly-held company. In this regard, the Filing Persons note that on May 24, 2017, the Issuer disclosed that the Nasdaq Stock Market Inc. (“Nasdaq”) had notified the Issuer that, because the Issuer has not yet filed its Annual Report on Form 20-F for the year ended December 31, 2016, it is no longer in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing. The Issuer also stated that under the Nasdaq Listing Rules, it has until July 18, 2017 to submit a plan to Nasdaq to regain compliance and that, if Nasdaq accepts the Issuer’s plan to regain compliance, it can grant an extension of up to 180 calendar days from the due date for the Form 20-F (i.e., until November 14, 2017), to regain compliance. The Issuer also stated that it will work to file the overdue Form 20-F as soon as practicable and will keep its investors and shareholders updated as necessary. Presently, the Filing Persons believe that due to the absence of current financial information regarding the Issuer due to its failure to file the Form 20-F and the Issuer’s non-compliance with Nasdaq’s listing rules, the Consortium Members’ proposal also constitutes an opportunistic effort to acquire the Issuer’s shares at a time when the share price may be adversely impacted by these events.

11

In light of these and other factors, the Filing Persons presently intend to oppose the Consortium Members’ proposal and any going private transaction that may result from the proposal. To do so, the Filing Persons may acquire additional Ordinary Shares with a view to accumulating a number of additional shares that, together with the 5,000,000 Ordinary Shares presently held by the Phicomm Group, the Ordinary Shares presently held by TTL, and shares held by any other shareholders with similar views, would constitute a significant block of shares opposing a merger or other transaction that would eliminate the publicly held shares of the Issuer. The Filing Persons may acquire such shares in public market transactions or in private purchases from one or more shareholders. The Filing Persons may also communicate with other holders of Ordinary Shares in an effort to explain their views and encourage shareholders to oppose the proposal by voting against any proposal submitted to shareholders, or otherwise. As of the date of this Amendment No. 7, except for TTL’s acquisition described in Item 5 below, the Filing Persons have not made any such purchases and, as described in Item 3 above, Phicomm presently does not have any specific plans or proposals for additional Ordinary Share acquisitions or any commitments, arrangements or understandings to obtain credit facilities to provide funds to make any such additional purchases of Ordinary Shares. Except for their mutual opposition to the Consortium Members’ privatization proposal, the Filing Persons do not have any agreements or understandings with any other shareholders of the Issuer regarding such matters and have not conducted any discussions with any other shareholders for such purpose.

Item 5.	Interest in Securities of the Issuer

As previously disclosed, at the date of this Schedule 13D (Amendment No. 7), the Phicomm Group is the beneficial owner of 5,000,000 Ordinary Shares, constituting approximately 13.7% of the Issuer’s Ordinary Shares. For additional information regarding persons who may share such beneficial ownership, see Amendment No. 6 to this Schedule 13D, as filed by the Phicomm Group on November 8, 2016.

Item 5 of the Statement is hereby amended by the addition of the following information:

On May 25, 2017, TTL purchased 89,063 Ordinary Shares in a market transaction denominated in United States Dollars (US$) on the Nasdaq Stock Market. The purchase price per Ordinary Share was $2.1333 per share for a total purchase price of approximately $189,999.

At the date of this Schedule 13D (Amendment No. 7), TTL is the beneficial owner of 89,063 Ordinary Shares, constituting approximately 0.2% of the Issuer’s Ordinary Shares. As the sole shareholder and sole director of TTL, Mr. Jin Wei possesses the power to direct TTL’s voting and disposition of the Ordinary Shares owned directly by TTL, and he may therefore be deemed to be the beneficial owner of such Ordinary Shares.

All Ordinary Shares beneficially owned by the Phicomm Group, and all Ordinary Shares beneficially owned by the TTL and Mr. Jin Wei, are issued and outstanding. The Filing Persons note that their respective percentage beneficial ownership amounts are based on 36,460,201 Ordinary Shares outstanding on March 31, 2016, as reported by the Issuer in Item 6E of its Annual Report on Form 20-F for the year ended December 31, 2015. In March 2017, the Issuer reported that pursuant to its up to $40 million share repurchase program, approved in November 2014 and extended through November 2018, it had repurchased a total of approximately 3.8 million Ordinary Shares at a total cost of $8.3 million from inception of the program through March 9, 2017. To the Filing Persons’ knowledge, the Issuer has not publicly reported the exact number of its outstanding shares subsequent March 31, 2016. Accordingly, the Filing Persons believe that their respective beneficial ownership percentages are likely to be somewhat higher than the percentages reported in this Amendment No. 7 to Schedule 13D (due to the reduction in the number of outstanding Ordinary Shares resulting from the Issuer’s share repurchase program), but they are unable to provide the precise percentage amounts.

Except as disclosed in this Item 5, none of the members of the Phicomm Group and, to their knowledge, none of their directors or officers has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of the Schedule 13D (Amendment No. 7).

Except for TTL's purchase of 89,063 Ordinary Shares described in this Item 5, neither TTL nor Mr. Jin Wei has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of the Schedule 13D (Amendment No. 7).

12

By virtue of their agreement to act in concert described in Item 4, the Phicomm Group, TTL and Mr. Jin Wei may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder. However, the Phicomm Group disclaims any beneficial interest in the Ordinary Shares beneficially owned by TTL and Mr. Jin Wei, and TTL and Mr. Jin Wei disclaim any beneficial interest in the Ordinary Shares beneficially owned by the Phicomm Group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by the addition of the following information:

For information relating to the Filing Persons’ mutual opposition to the Consortium Members’ going private proposal, see Item 4. Except for (i) such matters described in Item 4, and (ii) the agreements between the Phicomm Group and Fund relating to the Fund’s investment in Acquirer to finance the purchase of the 5,000,000 Ordinary Shares held by the Acquirer, as previously described in this Statement, there are presently no agreements between any of the Filing Persons and any other person relating to the Issuer’s Ordinary Shares.

Item 7.	Material to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 7):

Exhibit No.	Document

99.15	Joint Filing Agreement among Shanghai Phicomm Communication Co., Ltd., Phicomm Technology (Hong Kong) Co., Limited, The Smart Soho International Limited, Mr. Gu Guoping, Talent Transmission Limited and Mr. Jin Wei (filed herewith).
13

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

	By:	/s/ Gu Yunfeng
	Name:	Gu Yunfeng
	Title:	Vice Chairman

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

	By:	/s/ Gu Guoping
	Name:	Gu Guoping
	Title:	Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

	By:	/s/ Gu Guoping
	Name:	Gu Guoping
	Title:	Sole Director

GU GUOPING, individually

/s/ Gu Guoping
	Name:	Gu Guoping

TALENT TRANSMISSION LIMITED

	By:	/s/ Jin Wei
	Name:	Jin Wei
	Title:	Sole Director

JIN WEI, individually

/s/ Jin Wei
	Name:	Jin Wei